Exhibit 99.1

CureVac N.V.

Unaudited Interim Condensed Consolidated Balance Sheet and Income Statement

As of
June 30, 2021

CureVac N.V.

Interim Condensed Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

	Six months ended June 30,
	2020	2021
(in thousands of EUR, except per share amounts)	(unaudited)
Revenue	37,668	32,425
Cost of sales	(5,076)	(53,156)
Selling and distribution expenses	(1,009)	(1,029)
Research and development expenses	(41,768)	(236,267)
General and administrative expenses	(23,725)	(50,651)
Other operating income	7,732	45,234
Other operating expenses	(238)	(214)
Operating loss	(26,416)	(263,658)
Finance income	1,229	7,296
Finance expenses	(10,714)	(8,065)
Loss before income tax	(35,901)	(264,427)
Income tax benefit/ (expense)	1,760	(1,329)
Net loss for the period	(34,141)	(265,756)
Other comprehensive income:
Foreign currency adjustments	2	(30)
Total comprehensive loss for the period	(34,139)	(265,786)
Net loss per share (basic and diluted)	(0.35)	(1.44)

CureVac N.V.

Interim Condensed Consolidated Statements of Financial Position

	December 31,	June 30,
(in thousands of EUR)	2020	2021
		(unaudited)
Assets
Non-current assets
Intangible assets	14,146	16,196
Property, plant and equipment	66,605	135,577
Right-of-use assets	33,984	32,527
Other assets	6,322	7,454
Deferred tax assets	445	349
Total non-current assets	121,502	192,103
Current assets
Inventories	14,531	62,912
Trade receivables	1,014	2,592
Contract assets	808	2,302
Other financial assets	2,619	40,107
Prepaid expenses and other assets	48,289	145,217
Cash and cash equivalents	1,322,593	1,355,812
Total current assets	1,389,854	1,608,942
Total assets	1,511,356	1,801,045
Equity and liabilities
Equity
Issued capital	21,655	22,425
Capital reserve	1,334,704	1,726,713
Treasury Shares	—	(3,022)
Accumulated deficit	(645,069)	(910,825)
Other comprehensive income	57	27
Total equity	711,347	835,318
Non-current liabilities
Finance liabilities	25,189	26,726
Lease liabilities	26,853	25,825
Contract liabilities	500,061	98,891
Other liabilities	284	284
Total non-current liabilities	552,387	151,726
Current liabilities
Lease liabilities	3,234	3,143
Trade and other payables	21,685	76,569
Other liabilities	64,326	78,602
Income taxes payable	392	204
Contract liabilities	157,985	655,483
Total current liabilities	247,622	814,001
Total liabilities	800,009	965,727
Total equity and liabilities	1,511,356	1,801,045